Item77.C

Monetta Trust

February 12, 2007

ADJOURNMENT NOTICE

Your Vote Is Needed – Please Vote Today

Dear Fellow Shareholder:

We recently sent you proxy materials for Monetta Intermediate Bond Fund. As of the date of this letter, we have not received your vote.   For the reasons set forth in the proxy materials previously delivered to you, the Board of Trustees unanimously recommends that you vote in favor of the proposal.  Due to low shareholder response, the Special Meeting of Shareholders has been adjourned to March 20, 2007 in order to provide shareholders with additional time to vote their shares.

YOUR VOTE IS IMPORTANT!  Please take a moment now to vote your shares.  For your convenience, we are enclosing another proxy card along with a pre-paid postage envelope.

Choose ONE of the following methods to vote your shares:

•     VOTE BY TOUCH TONE:  Dial the toll-free telephone number shown on your proxy card(s) and follow the recorded instructions; or

•     VOTE VIA INTERNET:  Log on to the Internet site shown on your proxy card(s) and follow the on-screen instructions; or

•      VOTE BY MAIL:  Mark, sign and mail the enclosed proxy card(s) in the postage-paid envelope provided.

Voting by telephone or Internet is faster and makes it easier for the Fund to process your vote.

If you cannot locate your proxy materials or have questions about the proxy statement, please call us toll-free at 1-866-964-4683.

Thank you for your time and attention to this important matter.

Sincerely,

Robert S. Bacarella

President and Trustee

 YOUR VOTE IS IMPORTANT.   PLEASE VOTE TODAY.

1776-A S. Naperville Road Suite 100, Wheaton, IL 60187